Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-175067
Supplementing the Preliminary
Prospectus dated June 22, 2011
PRICING TERM SHEET
DATED JUNE 24, 2011
INSULET CORPORATION
$125,000,000 PRINCIPAL AMOUNT OF
3.75% CONVERTIBLE SENIOR NOTES DUE 2016
The information in this pricing term sheet supplements Insulet Corporation’s preliminary prospectus dated June 22, 2011 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus, including all other documents incorporated by reference therein. References to “we,” “our,” “us” and “the Company” refer only to Insulet Corporation and not to its consolidated subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Insulet Corporation

Ticker/Exchange for common stock:	PODD/The NASDAQ Global Market.

Securities:	3.75% Convertible Senior Notes due 2016 (the “notes”).

Principal amount:	$125,000,000.

Over-allotment option:	$18,750,000.

Denominations:	$1,000 and multiples thereof.

Maturity:	June 15, 2016, unless earlier repurchased, redeemed or converted.

Redemption at our option:	We may not redeem the notes prior to June 20, 2014. We may redeem the notes, at our option, in whole or in part, (1) on or after June 20, 2014 if the last reported sale price per share of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days prior to the date on which we provide notice of redemption and (2) on or after June 20, 2015 regardless of the sale price condition described above, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically.

We will give notice of redemption not less than 40 nor more than 60 calendar days before the redemption date to the trustee, the paying agent and each holder of notes. See “Description of the notes—Optional redemption” in the Preliminary Prospectus.

Fundamental change:	If we undergo a “fundamental change” (as defined in the Preliminary Prospectus under the caption “Description of the notes—Fundamental change permits holders to require us to purchase notes”), subject to certain conditions, holders will have the option to require us to purchase for cash all or any portion of their notes that is equal to $1,000 or a multiple thereof. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the fundamental change purchase date.

Interest:	3.75% per year. Interest will accrue from June 29, 2011 and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2011. We will pay additional interest, if any, at our option under the circumstances described in the Preliminary Prospectus under the caption “Description of the notes—Events of default.”

Regular record dates:	June 1 and December 1 of each year.

Public offering price:	100% of principal, plus accrued interest, if any. Holders will pay accrued interest from June 29, 2011 if settlement occurs after that date.

Last reported sale price of our common stock on June 23, 2011:	$19.77 per share.

Initial conversion rate:	38.1749 shares per $1,000 principal amount of notes, subject to adjustment.

Initial conversion price:	Approximately $26.20 per share, subject to adjustment.

Conversion premium:	Approximately 32.5% above the last reported sale price of our common stock on June 23, 2011.

Sole Book-running manager:	J.P. Morgan Securities LLC

Pricing date:	June 23, 2011

Trade date:	June 24, 2011

Expected settlement date:	June 29, 2011

CUSIP number:	45784P AC5

ISIN:	US45784PAC59

Listing:	None

Net proceeds:	We estimate that the net proceeds from this offering will be approximately $120.8 million (or $139.0 million if the underwriter exercises its option to purchase additional notes in full), after deducting the underwriter’s discounts and estimated offering expenses from the offering of the notes. In addition, pursuant to the terms of the Acquisition Agreement (as defined in the Preliminary Prospectus), we have agreed to reimburse the Sellers for underwriters’ discounts and pay expenses related to the Selling Stockholders Offering described below and in the Preliminary Prospectus, which we estimate will amount to $1.5 million.

Use of proceeds:	We will use approximately $85 million of the net proceeds of this offering to purchase approximately $70 million face amount of our outstanding 5.375% convertible senior notes due 2013 pursuant to individually negotiated transactions and through J.P. Morgan Securities LLC as our agent concurrently with this offering. We intend to use the remainder of the net proceeds from this offering for general corporate purposes.

Discounts and commissions:	Notes sold by the underwriter to the public will initially be offered at the public offering price. The following table shows the per note and total underwriting discounts to be paid to the underwriter by us. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase up to an additional $18.75 million in aggregate principal amount of notes:

Paid by us	No exercise	Full exercise

Per note	$30	$30
Total	$3,750,000	$4,312,500

Selling Stockholders Offering:	Concurrently with this offering, certain of our stockholders who received shares of our common stock as partial consideration in connection with the Acquisition (as defined in the Preliminary Prospectus) are offering 1,153,420 shares of our common stock in an underwritten public offering at $19.77 per share. The consummation of the offering of notes and the concurrent offering of our common stock are not contingent on each other.

Description of the notes—Conversion rights—Adjustment to shares delivered upon conversion upon a make-whole fundamental change
Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus) occurring prior to June 15, 2016 are entitled to an increase in the conversion rate for the notes so surrendered for conversion.
The following table sets forth hypothetical stock price and the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes in the event of such a make-whole fundamental change.

	Stock Price
Effective Date	$19.77	$22.00	$26.00	$30.00	$34.00	$38.00	$42.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00
June 29, 2011	12.4067	10.7236	7.6185	5.6283	4.2932	3.3640	2.6970	2.3152	1.8340	1.4863	1.2276	1.0297	0.8748	0.7509	0.6498
June 15, 2012	12.4067	10.3647	7.0174	4.9240	3.5640	2.6531	2.0272	1.6836	1.2710	0.9910	0.7948	0.6530	0.5473	0.4660	0.4018
June 15, 2013	12.4067	9.6956	6.0287	3.8023	2.4257	1.5693	1.0363	0.7733	0.4979	0.3436	0.2551	0.2018	0.1673	0.1433	0.1252
June 15, 2014	12.4067	8.5789	4.5413	2.0733	0.4928	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2015	12.4067	6.4953	0.3957	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
June 15, 2016	12.4067	7.2796	0.2866	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straightline interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $80.00 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $19.77 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 50.5816 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus under the caption “Description of the notes—Conversion rights—Conversion rate adjustments.”
Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011:
•	on an actual basis,

•	on a pro forma basis to give effect to the consummation of the Acquisition as if it had occurred on March 31, 2011; and

•	on a pro forma as adjusted basis to give effect to the sale of the notes (assuming the underwriter’s option to purchase additional notes is not exercised), the application of the net proceeds therefrom as described in “Use of proceeds” in this pricing term sheet and the consummation of the Acquisition.
You should read this table in conjunction with “Use of proceeds” and “Unaudited pro forma condensed combined financial statements” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each of which is incorporated by reference into the Preliminary Prospectus from our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 and Neighborhood Diabetes’ consolidated financial statements and related notes thereto, incorporated by reference into the Preliminary Prospectus from our Current Report on Form 8-K, filed by us with the SEC on June 7, 2011.

		As of March 31, 2011
		Pro forma for	Pro Forma as
(in thousands, except share amounts)	Actual	the acquisition	Adjusted

Cash and cash equivalents(1)	$104,488	$66,696	$102,441

5.375% convertible senior notes due 2013(2)(3)	85,000	85,000	15,000
Notes offered hereby(3)	—	—	125,000
Other long-term liabilities(4)	1,492	1,581	1,581
Stockholders’ equity:
Preferred stock, $0.001 par value per share; 5,000,000 shares authorized; no shares issued and outstanding, actual, pro forma for the Acquisition and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 45,829,569 shares issued and outstanding, actual; 47,027,200 shares issued and outstanding, pro forma for the Acquisition and pro forma as adjusted	46	47	47
Additional paid-in capital	453,435	477,865	477,865
Accumulated deficit	(393,701)	(397,166)	(397,166)

Total stockholders’ equity	59,780	80,746	80,746

Total capitalization	$146,272	$167,327	$222,327

(1)	Includes the estimated net proceeds of the sale of the notes (net of underwriter’s discounts and estimated offering expenses from the offering of the notes as described in “Net proceeds” and “Discounts and commissions” in this pricing term sheet) of $120.8 million. We intend to use approximately $85 million of the net proceeds of this offering to purchase approximately $70 million face amount of our outstanding 5.375% convertible senior notes due 2013 concurrently with this offering pursuant to individually negotiated transactions, and to use the remainder of the net proceeds for general corporate purposes. In addition, we have agreed to reimburse underwriting discounts and pay expenses of approximately $1.5 million in connection with the concurrent Selling Stockholders Offering.

(2)	In June 2008, we privately placed $85.0 million of our 5.375% convertible senior notes due 2013. See “Description of other material indebtedness” in the Preliminary Prospectus.

(3)	In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount will be recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for our 5.375% convertible senior notes due 2013 and the notes offered hereby is the aggregate principal amount of the notes and does not reflect the debt discount, fees and expenses that we have recognized with respect to our 5.375% convertible senior notes or will be required to recognize with respect to the notes offered hereby.

(4)	Represents the non-current portion of an agreement fee we received in March 2008 in connection with an amendment to the development and license agreement between us and Abbott Diabetes Care, Inc. See note 2 to our consolidated financial statements for the three month period ended March 31, 2011 incorporated by reference herein. The “pro forma” adjustment represents the fair value of the potential additional cash consideration required under the terms of the Acquisition Agreement.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
The Issuer has filed a registration statement (including a preliminary prospectus dated June 22, 2011) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood NY 11717, Attention: Prospectus Department, or by calling (866) 803-9204.
This communication should be read in conjunction with the preliminary prospectus dated June 22, 2011. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in such preliminary prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.